UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                              (Amendment No. ____)*

                                deltathree, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                              Class A Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   24783N-10-2
           ----------------------------------------------------------
                                 (CUSIP Number)

                             Leora Pratt Levin, Adv.
        Atarey Hasharon Chevra Lepituach Vehashkaot Benadlan (1991) Ltd.
                              7 Giborey Israel St.
                                   P.O.B. 8468
                       South Netanya Industrial Zone 42504
                                     Israel
                               011-972-9-863-8488

                                 with a copy to:

                               Paul J. Shim, Esq.
                       Cleary, Gottlieb, Steen & Hamilton
                                One Liberty Plaza
                            New York, New York 10006
                                 (212) 225-2000

--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                  June 28, 2001
           ----------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check
the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 24783N 10 2

    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Atarey Hasharon Chevra Lepituach Vehashkaot Benadlan (1991) Ltd.

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) |_|
                                                                         (b) |X|

    3      SEC USE ONLY

    4      SOURCE OF FUNDS*

           WC

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) or 2(e)                                             |_|

    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Israel

                              7       SOLE VOTING POWER
    NUMBER OF SHARES
   BENEFICIALLY OWNED BY              20,655,402
      EACH REPORTING
          PERSON              8       SHARED VOTING POWER
           WITH
                                      0

                              9       SOLE DISPOSITIVE POWER

                                      20,655,402


                             10       SHARED DISPOSITIVE POWER

                                      0

   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           20,655,402

   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*                                                   |_|

   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           71.0

   14      TYPE OF REPORTING PERSON*

           CO

Item 1.  Security and Issuer.
         -------------------

          This statement relates to the Class A Common Stock, par value $0.001 per share ("Class A Common Shares"), of deltathree, Inc., a Delaware corporation (the "Company"), whose principal executive offices are located at 75 Broad Street, 31st Floor, New York, NY 10004.

Item 2.  Identity and Background.
         -----------------------

          This statement is filed by Atarey Hasharon Chevra Lepituach Vehashkaot Benadlan (1991) Ltd. ("Atarey Sharon"). The address of the principal business and office of Atarey Sharon is 7 Giborey Israel St., P.O. Box 8468, South Netanya Industrial Zone 42504, Israel. Atarey Sharon is a corporation organized under the laws of Israel, the principal business of which is to make investments in securities of public and private corporations. Atarey Sharon is one of the companies comprising the Tshuva Group, which is engaged in diversified businesses including real estate, securities holdings, fuel and gas exploration and gas stations. The principal office of the Tshuva Group is located at 7 Giborey Israel St., P.O. Box 8468, South Netanya Industrial Zone 42504, Israel.

          The principal shareholder, executive officers and directors of Atarey Sharon are Mr. Itshak Sharon (Tshuva), Principal Shareholder, Ms. Barreket Zirin, Director, Mr. Joseph Bartfeld, Director, and Mrs. Leora Pratt Levin, Secretary and Legal Counsel.

          The business address of Mr. Sharon (Tshuva) is 7 Giborey Israel St., P.O. Box 8468, South Netanya Industrial Zone 42504, Israel. His principal occupation is as the principal shareholder of the companies comprising the Tshuva Group including, through other companies of which Mr. Sharon (Tshuva) has majority ownership, Atarey Sharon. Mr. Sharon (Tshuva) is a citizen of Israel.

          The business address of Ms. Zirin is 7 Giborey Israel St., P.O. Box 8468, South Netanya Industrial Zone 42504, Israel. Her principal occupation is as the Treasurer of some of the companies comprising the Tshuva Group. Ms. Zirin is a citizen of Israel and the United States.

          The business address of Mr. Bartfeld is 7 Giborey Israel St., P.O. Box 8468, South Netanya Industrial Zone 42504, Israel. His principal occupation is as the Chief Financial Officer of some of the companies comprising the Tshuva Group. Mr. Bartfeld is a citizen of Israel.

          The business address of Mrs. Pratt Levin is 7 Giborey Israel St., P.O. Box 8468, South Netanya Industrial Zone 42504, Israel. Her principal occupation is as the legal counsel to some of the companies comprising the Tshuva Group. Mrs. Pratt Levin is a citizen of Israel.

          During the last five years, neither Atarey Sharon nor, to the best knowledge of Atarey Sharon, any of its principal shareholders, executive officers or directors, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, neither Atarey Sharon nor, to the best knowledge of Atarey Sharon, any of such individuals, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.
         -------------------------------------------------

          As more fully described in Item 6 below, on June 29, 2001, Atarey Sharon acquired 19,569,459 Class A Common Shares for aggregate consideration of $15,655,567 in cash, and on July 6, 2001, Atarey Sharon acquired an additional 1,085,943 Class A Common Shares (collectively, the "Shares") for aggregate consideration of $868,754 in cash. All funds used to purchase the Shares were obtained from the working capital of Atarey Sharon, and were borrowed pursuant to a general purpose credit line maintained by Atarey Sharon with Bank Hapoalim of Israel. A confirmation letter from Bank Hapoalim with respect to this loan is filed herewith as Exhibit 1.

Item 4.  Purpose of Transaction.
         ----------------------

          Atarey Sharon acquired the Shares in order to obtain a significant interest in the Company for investment purposes. Atarey Sharon engages in the continuous review of its investments and, subject to developments with respect to the Company, future evaluations of the business of the Company and its prospects and upon other developments, including, without limitation, general economic and business conditions, stock market conditions and alternative investment opportunities, may consider and determine to effect the purchase or sale of Class A Common Shares or other securities of the Company, or to engage in discussions regarding and determine to effect other transactions involving the Company.

          In connection with the consummation of the transactions contemplated by the RSL Purchase Agreement (as defined in Item 6 below), on June 26, 2001, by action of the board of directors of the Company (the "Board"), the number of persons comprising the Board was increased from five to six persons. As a result of this action, and the resignation of Hilary Kramer and James McDermott as directors on June 29, 2001, there then existed three vacancies on the Board which were filled by Lyon Lenny Roth, Joshua Maor and Amir Gera, designees of Atarey Sharon. In addition, also by action of the Board, the number of persons comprising the Board will be decreased from six persons to five persons on July 16, 2001 and at the same time the resignation of Keith Maib as director will become effective.

          The matters set forth in Item 3 above and Item 6 below are incorporated in this Item 4 by reference as if such matters were fully set forth herein.

          Except as set forth herein, Atarey Sharon has no plans or proposals which would relate to or result in any of the actions described in subparagraphs
(a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

          (a) and (b) As of the date hereof, Atarey Sharon beneficially holds 20,655,402 Class A Common Shares, representing 71.0% of the Class A Common Shares reported as outstanding in the Company's Information Statement pursuant to Section 14f of the Securities Exchange Act of 1934, mailed to the Company's stockholders on or about July 6, 2001. To the best knowledge of Atarey Sharon, none of the individuals identified in Item 2 otherwise holds of record or beneficially any Class A Common Shares. Atarey Sharon has the sole power to vote or dispose of the Shares.

          (c) Except as set forth herein or in the Exhibits filed herewith, neither Atarey Sharon nor, to the best knowledge of Atarey Sharon, any of its affiliates or the individuals identified in Item 2 has effected any transaction in Class A Common Shares in the past 60 days.

          (d) Not applicable.

          (e) Not applicable.

Item 6.   Contracts, Arrangements, Understanding or
          Relationships with Respect to Securities of the Issuer.
          -------------------------------------------------------

          Pursuant to a Share Purchase Agreement between RSL Communications, Ltd. ("RSL") and Atarey Sharon, dated as of June 28, 2001 (the "RSL Purchase Agreement"), on June 29, 2001, Atarey Sharon has acquired from RSL 19,569,459 shares of Class B Common Stock, par value $0.001 per share, each of which converted automatically upon the completion of the acquisition, pursuant to the Amended and Restated Certificate of Incorporation of the Company, into one Class A Common Share, for aggregate consideration of $15,655,567 in cash. In addition, pursuant to a Share Purchase Agreement between CNET Investments, Inc. ("CNET") and Atarey Sharon, dated as of July 3, 2001 (the "CNET Purchase Agreement"), Atarey Sharon has acquired from CNET 1,085,943 Class A Common Shares for aggregate consideration of $868,754 in cash. Atarey Sharon purchased each of the Shares for a purchase price of $0.80 per Share in cash. The description of each of the RSL Purchase Agreement and the CNET Purchase Agreement set forth herein is not, and does not purport to be, complete and is qualified in its entirety by reference to the RSL Purchase Agreement and the CNET Purchase Agreement, copies of which are filed herewith as Exhibits 2 and 3, respectively, and are incorporated herein by reference.

          Pursuant to a Novation and Amendment Agreement among RSL, the Company and Atarey Sharon, dated as of June 28, 2001 (the "RSL Novation Agreement"), RSL assigned to Atarey Sharon RSL's rights and obligations under the Registration Rights Agreement dated September 1, 1999 between RSL and the Company, as amended by the RSL Novation Agreement. Pursuant to a Novation and Amendment Agreement among RSL, CNET, the Company and Atarey Sharon, dated as of July 3, 2001 (the "CNET Novation Agreement"), CNET assigned to Atarey Sharon CNET's rights and obligations under the Investor Rights Agreement dated October 20, 1999 among CNET, RSL and the Company, as amended by the CNET Novation Agreement. The description of each of the RSL Novation Agreement and the CNET Novation Agreement set forth herein is not, and does not purport to be, complete and is qualified in its entirety by reference to the RSL Novation Agreement and the CNET Novation Agreement, copies of which are filed herewith as Exhibits 4 and 5, respectively, and are incorporated herein by reference.

          Except as set forth in this Item and under Item 3 and Item 4 of this Statement, to the best knowledge of Atarey Sharon, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Company, including but not limited to, transfer or voting of any of the securities of the Company, joint ventures, loan or options arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Company.

Item 7.  Material to be Filed as Exhibits
         --------------------------------

     Exhibit 1 Letter of Bank Hapoalim with respect to line of credit.

     Exhibit 2 Share Purchase Agreement between RSL Communications, Ltd.
               and Atarey Hasharon Chevra Lepituach Vehashkaot Benadlan (1991) Ltd., dated as of June 28, 2001.

     Exhibit 3 Share Purchase Agreement between CNET Investments, Inc. and Atarey Hasharon Chevra Lepituach Vehashkaot Benadlan (1991) Ltd., dated as of July 3, 2001.

     Exhibit 4 Novation and Amendment Agreement by and among RSL Communications, Ltd., deltathree, Inc. and Atarey Hasharon Chevra Lepituach Vehashkaot Benadlan (1991) Ltd., dated as of June 28, 2001.

     Exhibit 5 Novation and Amendment Agreement by and among RSL Communications, Ltd., deltathree, Inc., CNET Investments, Inc. and Atarey Hasharon Chevra Lepituach Vehashkaot Benadlan (1991) Ltd., dated as of July 3, 2001.

                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 6, 2001

                                        Atarey Hasharon Chevra Lepituach
                                        Vehashkaot Benadlan (1991)Ltd.


                                        By: /s/ Leora Pratt Levin
                                           ------------------------------------
                                        Name:  Leora Pratt Levin
                                        Title: Secretary and Legal Counsel

                                  EXHIBIT INDEX

      Exhibit                           Title
      -------                           -----

          1    Letter of Bank Hapoalim with respect to line of credit.

          2 Share Purchase Agreement between RSL Communications, Ltd. and Atarey Hasharon Chevra Lepituach Vehashkaot Benadlan (1991) Ltd., dated as of June 28, 2001.

          3 Share Purchase Agreement between CNET Investments, Inc. and Atarey Hasharon Chevra Lepituach Vehashkaot Benadlan (1991) Ltd., dated as of July 3, 2001.

          4 Novation and Amendment Agreement by and among RSL Communications, Ltd., deltathree, Inc. and Atarey Hasharon Chevra Lepituach Vehashkaot Benadlan (1991) Ltd., dated as of June 28, 2001.

          5 Novation and Amendment Agreement by and among RSL Communications, Ltd., deltathree, Inc., CNET Investments, Inc. and Atarey Hasharon Chevra Lepituach Vehashkaot Benadlan (1991) Ltd., dated as of July 3, 2001.